Filed by Kmart Holding Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Companies:
Kmart Holding Corporation (Commission File No. 000-50278), and Sears, Roebuck and Co. (Commission File No. 1-416)

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kmart Holding Corporation and Sears, Roebuck and Co., including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Kmart’s and Sears’ management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Kmart and Sears stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; competitive conditions in retail and related services industries; changes in consumer confidence, tastes, preferences and spending; the availability and level of consumer debt; the successful execution of, and customer response to, strategic initiatives, including the Full-line Store strategy and the conversion and integration of the Kmart stores and other new store locations; the pace of growth in store locations, which may be higher or lower than anticipated; the possibility that new business and strategic options for one or more business segments will be identified, potentially including selective acquisitions, dispositions, restructurings, joint ventures and partnerships; trade restrictions, tariffs, and other factors potentially affecting the ability to find qualified vendors and access products in an efficient manner; the ability to successfully implement initiatives to improve inventory management capabilities; the outcome of pending legal proceedings; anticipated cash flow; social and political conditions such as war, political unrest and terrorism or natural disasters; the possibility of negative investment returns in any pension plans; changes in interest rates; volatility in financial markets; changes in debt ratings, credit spreads and cost of funds; the possibility of interruptions in systematically accessing the public debt markets; general economic conditions and normal business uncertainty; and the impact of seasonable buying patterns, which are difficult to forecast with certainty. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Kmart’s and Sears’ results to differ materially from those described in the forward-looking statements can be found in the 2003

2

Annual Reports on Forms 10-K of Kmart and Sears filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

     Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Kmart and Sears, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Kmart Holding Corporation, 3100 West Big Beaver Road, Troy, Michigan, 48084, Attention: Office of the Secretary, or to Sears, Roebuck and Co., 3333 Beverly Road, Hoffman Estates, Illinois, 60179, Attention: Office of the Secretary.

     The respective directors and executive officers of Kmart and Sears and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Kmart’s directors and executive officers is available in its proxy statement filed with the SEC by Kmart on April 8, 2004, and information regarding Sears’ directors and executive officers is available in its proxy statement filed with the SEC by Sears on March 22, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

* * *

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Final Transcript

S — Kmart Holding Corporation and Sears, Roebuck and Co. Agree To Merge

Conference Call Transcript
S — Kmart Holding Corporation and Sears, Roebuck and Co. Agree To Merge
Event Date/Time: Nov. 17. 2004 / 9:30AM ET
Event Duration: N/A

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Final Transcript

S — Kmart Holding Corporation and Sears, Roebuck and Co. Agree To Merge

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Final Transcript

S — Kmart Holding Corporation and Sears, Roebuck and Co. Agree To Merge

CORPORATE PARTICIPANTS

Bob O’Leary
Sears — SVP Public Relations

Edward Lampert
Kmart — Chairman

Aylwin Lewis
Kmart — President & CEO

Alan Lacy
Sears — Chairman & CEO

CONFERENCE CALL PARTICIPANTS

Tim Craig
DSN Retailing Today — Media

Scott Frost
HSBC (ph) — Media

Bob Bowdon
Bloomberg Television — Media

Craig Johnson
Customer Growth Partners — Media

Brent Felgner
Home Textiles Today — Media

Bill Dreher
Deutsche Bank Securities — Analyst

Patty McKenna
Hotchkis Wiley — Analyst

George Strachan
Goldman Sachs — Analyst

Daniel Barry
Merrill Lynch — Analyst

Michael Exstein
CSFB — Analyst

Gary Balter
UBS — Analyst

Trish Reagan
CBS Marketwatch — Media

Christine Augustine
Bear Stearns — Analyst

Tom O’Neill
Barclays Capital — Analyst

Wayne Hood
Prudential — Analyst

Richard Perry
Perry Capital — Analyst

PRESENTATION

Bob O’Leary - Sears — SVP Public Relations

Good morning, everyone. I’m Bob O’Leary from Sears. Thanks for joining us on such short notice for this historic announcement. In addition to all of you with us in New York today, we also have hundreds of people participating by phone and webcast, and we would like to welcome you, as well. We have photographers here. We will stay at the end of the session for photographs, so please hold until the end of the session after the Q&A. We will also have video of today’s meeting available on satellite later today.

Before we begin, let me say that today’s presentation will contain forward-looking statements that are subject to risks and uncertainties that may cause actual results to differ materially. See today’s press release for factors that could cause results to differ. Proxy statements and other materials will be filed with the SEC in the next few weeks. Please read these materials when they become available because they will contain important information about the transaction. A copy of today’s presentation will be available at the end of the meeting on both Kmart.com and Sears.com. The press release issued this morning has information about how to access an archived webcast and a telephone replay of today’s event.

With us today are Edward Lampert, Chairman of Kmart; Alan Lacy, Chairman and CEO of Sears; and Aylwin Lewis, President and CEO of Kmart. They will provide an overview of the merger, discuss the strategic and financial rationale, review the timeline, and then we will take your questions. We promise to be done in about an hour. With that, may I turn the meeting over to Eddie Lampert.

Edward Lampert - Kmart — Chairman

Thank you. Good morning. Joining us this morning from Troy, Michigan and Hoffman Estates are the Sears and Kmart associates, and I want to welcome all of you. This truly is a historic day and something that we’ve been working on very diligently to make happen. The combination of Kmart and Sears, as you can see, will jointly have roughly $55 billion in revenues, nearly 3500 store locations consisting of roughly 1500 Kmart locations and 870 or so Sears locations on the mall — Sears locations on the mall and 1100 specialty stores.

The terms of the deal are that Kmart shares are going to be converted to 1 share of Sears Holdings Corporation, and the Sears shares will receive for 55 percent of the Sears a half a share of the combined company, and for 45 percent of the Sears share $50 in stock. There will be an election. Shareholders will have an opportunity to elect either stock or cash, and the stock portion of the merger will be tax-free to shareholders. As part of the merger agreement, ESL and its affiliates, our affiliates, have elected to

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Final Transcript

S — Kmart Holding Corporation and Sears, Roebuck and Co. Agree To Merge

receive all stock in the merger, and we think that is something that is a very important sign of our confidence in the combined company.

In terms of the structure, we set up an Office of the Chairman, which will be led by me as Chairman of the Board, and Alan Lacy will be part of the Office of the Chairman. He will be the Vice Chairman of the Board, as well as the CEO of Sears Holdings. And Aylwin Lewis will be President of Sears Holdings, and he will also be the CEO of Kmart and Sears retail businesses. I think is important to note that we have committed to working in partnership. This is going to be an enormous undertaking. We are going to need really the best of us, but the best of both the Kmart team as well as the Sears team. I think that there is going to be a lot of work to do in converting Kmart stores into Sears stores where appropriate, bringing Sears products into Kmart stores. And most importantly right now, we’re going into our important holiday season. We want to make sure that everybody stays focused on running the stores and stays focused on the customers.

We are really not looking to have 2 separate cultures. We are really trying to blend this into one great culture, and I think that’s a very important distinction. While we will be operating the stores under 2 different nameplates, the cultures we would like to be as similar as possible. This is not something that happens overnight, but we really want it to be very much customer focused and store focused.

In terms of corporate governance, the new Board of Directors will consist of 10 members, including the 3 of us, and 7 of the members of the Board will be drawn from existing Kmart board members and 3 will be drawn from existing Sears board members, and that again includes the 3 of us. In terms of director elections, directors will be elected annually, and by virtue of ESL’s ownership as well as the ownership that Alan and Aylwin will have as well as potentially other directors, we expect to have a very, very significant shareholder representation on the Board, which we actually believe is the best way to set up corporate governance and the right way to think about driving value over time. And given the large ownership that we will have on the Board, we will be able, similar to what Kmart has been able to do for the last couple of years, we will be able to manage the business strategically and for the long-term without having to worry about figuring out how to make monthly same-store sales, hit a specific target, and without giving any type of quarterly earnings guidance and then trying to manage the business to that guidance. We understand the potential for the combination. We’re going to manage to the potential, and we’re not going to manage to try to generate sort of steady progress. It’s going to be probably lumpy progress over time.

In terms of the strategic perspective behind the merger, I think it is pretty obvious that scale is very important to compete effectively. You saw a significant combination in the early to mid-90s which continues today in the financial services industry. You had the opportunity to continue to service the customer base with products and services, while driving significant efficiencies and productivity out of the back office. We know, and I think this is something that Sears has clearly been working on under Alan’s tutelage as well as Kmart, we need to have a very low-cost structure in order to compete with our biggest competitors. And I think that while we need to have a low-cost structure, it needs to be consistent with the reputation and quality of service that Sears has always provided and the type of service that we at Kmart aspire to achieve.

Clearly, the Kmart locations are very significant, 1500 off-the-mall locations in high-traffic areas. Sears has the best offerings. I don’t think anyone would really dispute, the best offerings in hardlines, with Craftsman, Kenmore, DieHard, and the national brands in electronics. The issue for Sears, however, has been with competitors opening hundreds of stores a year, the ability to actually be closer to the customer if something that Sears has started to move towards with the launching of the Sears Grand stores. But the time — the time and capital required to get there quickly is both prohibitive and risky, and I think that the ability to take the Kmart store base and determine whether we want to convert those Kmart stores over to the Sears nameplate and to bring Sears products into the Kmart stores is a great opportunity. And we’re going to evaluate a lot of different combinations and permutations.

The other factor with competitors opening so many stores and Sears not having been opening stores off the mall is Sears has had to spend a significant amount of money, both in marketing and capital expenditures, just to stay even. That same capital which has been running roughly, call it 900 million or $1 billion a year can now be really directed at very, very high return on investment opportunities, both in the conversion process as well as helping to upgrade, whether it is the fixtures or the appearance of the existing Kmart stores.

From a Kmart perspective, in addition to the products, which is something that we’ve aspired to and we’ve been working towards and we did this really with the relaunch of our apparel brands; we clearly need to find at Kmart points of differentiation with our major competitors. This has been something that has been talked about. It has been talked about before the Company went into bankruptcy, when it was in bankruptcy and since it has emerged. But there are certain limitations on accessing certain types of products, which Sears doesn’t have. And I think that the ability to access that will make an existing Kmart location with those products be a lot more competitive.

From a financial perspective, I’m just going to talk a little bit in terms of dimensions. This is not in terms of any type of guidance, but for perspective purposes. The combined cost of goods sold of the 2 companies is roughly $40 billion. We purchase roughly $40 billion of merchandise from around the world. And I think that the ability to sort of work together to really get best practices from both organizations and work with our supplier base to really help drive their business and help them save money, so that we can save money for our customers, is a big opportunity. In terms of SG&A

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S — Kmart Holding Corporation and Sears, Roebuck and Co. Agree To Merge

of the 2 companies, the combined SG&A is roughly $12 billion. And as you will see when we discuss the synergy opportunity, the opportunity both on the purchase of merchandise as well as the SG&A is fairly significant when you think of those numbers. And again, for purposes of our conversations and purposes of our analysis, we just take note of the dimensions of that opportunity and try to give some idea of what we think is possible.

Sears stores in general are roughly $80 per square foot more productive than Kmart stores. And if you talk about roughly 100 million square feet of real estate that Kmart has, if we could ever achieve that level of productivity in the Kmart stores, either as Sears or as Kmart, you’re talking about an $8 billion opportunity. So I think that the financial dimensions are very, very significant and they blend very well with the strategic dimensions.

Finally, I think that as a board and a management team, we’re going to have an ability and a willingness to monetize non-core and non-productive assets. We want to make sure that the businesses that we run are going to be able to produce real economic value for the shareholders over time, and at the same time I think we want to make sure that we stay focused on the biggest opportunities. And I think both at Kmart and Sears, there were certain other opportunities that we spent time on because we didn’t have the significant opportunity that I think we have here today.

I think finally before I turn the podium over to Aylwin Lewis, I don’t think any retailer should aspire to have its real estate be worth more than its operating business. There’s been a lot of speculation about real estate strategy, real estate value, and I think that there is some truth to the notion that there are certain retailers whose real estate is worth more than its operating business. I think while that may have been true at Kmart at one point in time, we’ve worked very, very hard to improve the profitability of each of our stores and to make those stores worth a lot more as an operating business than as real estate. The more money the store makes, the more valuable they are as operating businesses, and that’s something that I think the combined company can do very, very well.

To the extent that we have stores that can produce the type of profit that we’re looking for, we would have to consider other alternatives. I think well-run retailers over time should be able to earn a 10 percent EBITDA to sales ratio. I think when you look at Home Depot, you look at Target, you look at The Gap, they all achieve that metric. And again, that’s not something we think that we’re going to be able to do anytime soon, but that’s something that we’re going to work towards. We’re going to work towards best-in-class financial metrics and best-in-class customer metrics.

So with that, I would like to turn the podium over to Aylwin Lewis who is currently the Chief Executive Officer of Kmart Holding.

Aylwin Lewis - Kmart — President & CEO

Good morning. I would say wow, this is a very astounding day for me personally. My headline on this is 1 plus 1 equals 2. From a personal standpoint, I think it’s going to be a very great honor for me to serve at the top of this combined organization and create an even greater big-box company that’s very competitive. From personal standpoint, growing up in Houston, Texas, we were a joint Sears and Kmart household. At one point, my mom knew her manager of South Main (ph) store in Houston, Texas because of the goods that she bought, and he would personally walk her through the store when she visited. So there’s a sense of coming home, and it has made this combination make a ton of sense.

I’m relatively new to Kmart, but in the few weeks I’ve been there, I’ve really come to admire and respect the associates and the tremendous improvement they’ve made in the business. We went through a very difficult time. Folks that come out of it, they’re battle hardened, steel died, and very committed to operations in a big-box retail in a tremendous way. There is no doubt in my mind that we would have had a tremendously winning streak as a stand-alone company. I think the combinations of these 2 great American retailers, though, will outlast to triple-charge our business. The combination of the best of both companies in a big-box setting will allow us to be tremendously competitive. I think is a big win for our consumers, because the combination of both brands on the same retail space will provide our consumers with choice that they can get no place else.

Now, I have already come to value my partnership and leadership with Eddie Lampert. He’s an awesome, awesome person. The speed with which this thing was done is astounding to me. I found out about it about 2 weeks ago, and I was in the midst of learning Kmart and got a call one day and said, hey, here’s a possibility; what to you think? After a momentary shock, I’m like, let’s go for it; I’m ready; let’s get it done. I’m going to enjoy getting to know Alan and working with him and learning from him. I think this office of Chairman provides a tremendous leadership, partnership platform that we can lead both companies. My prior experience the last few years with Yum, really have had a great understanding of how you bring different companies together and create a potent, powerful culture. I think culture is very important, for that’s the starting place and the platform for human endeavors to be great, and I think we will be great. We will be awesome.

For our associates at Kmart, I think it means tremendous opportunities, the opportunity to win and to win faster. We will have the financial headway to experiment, to take our time to do this thing right, but at the end of the day I think it puts us in an awesome position to be supercompetitive in a big-box setting and really dominate in this American retail space. Two great companies with great brands combination, 1 plus 1 equals 2. A big win for customers, big win for shareholders, big win for our associates. Again, I’m ecstatic. I feel like I’m the luckiest guy in the world to participate at a very high level, be one of the key leaders

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Final Transcript

S — Kmart Holding Corporation and Sears, Roebuck and Co. Agree To Merge

as a combined company, and we’re going to work very hard to make this a reality.

I want to echo what Eddie had to say, is that our first mission is to get through Christmas holiday and to meet our current commitment as a Kmart company. As so we will be focused very hard on the Christmas period, getting through the holiday period, and then we’ll raise our heads up and work with the office of the Chairman to figure out how we combine these great companies and how we go forth to create even greater value. So I am honored, I’m happy, I’m ecstatic.

Let me turn it over to Alan Lacy, current Chairman and CEO of Sears.

Alan Lacy - Sears — Chairman & CEO

Thank you, Aylwin, good morning. I guess just sort of share a similar format to Aylwin here, I’d like to talk a little bit about where Sears has been coming from these last several years. As you probably know, I’ve been CEO of Sears for about 4 years now, and the path that we’ve been on these last several years has really been one of reinventing our company, reinventing our company on, I would roughly say, 3 dimensions. First of all, fixing our core retail business, our full-line stores, through a combination of restructuring and repositioning initiatives that included changes in merchandise offering, customer service, marketing and so on. And while we’ve got a lot left to do, I think we’ve made very good progress on that path.

In addition to that, we have also focused on growing our best businesses; our home services businesses, our dot-com activities, our acquisition of Land’s End. We’ve got some very good businesses away from our core retail business that we’ve supported very nicely from a growth perspective. But most importantly, our agenda these last several years has been focused on getting us back into a growth mode again, a growth mode with a full-line store expressed off-mall in a more contemporary way. As you may know, we had about 870 stores in 1970. We have about 870 stores today. So over the course of over 3 decades, we’ve really not grown our store base to any great degree, while as Eddie mentioned and Aylwin as well, the growth of the big-box retailers has really been quite remarkable. About 8000 of them out there in terms of our best-in-class retail competition, and they’re adding stores to the tune of 700 or 800 per year.

Well, our strategy really got off to a very good start. We opened up our first Sears Grand store about a year ago outside of Salt Lake City. We now have 4 in total. And then earlier this year, Eddie and I had a number of conversations about the possibility of buying some Kmart locations, and we had some discussions with Wal-Mart, also, that we could also convert to a new off-mall format that we thought would be a very good expression of us as both the core businesses that we’ve had historically, but in addition to that adding the more transactional activities, the consumables and the pantry food items and so on.

So, basically, outlook growth has been our number 1 strategic issue. I think we’ve developed over the course of this last year a very viable strategy against that, and as a result of that in 2006 — or ‘5, excuse me — we will be opening up over 60 new stores. That is the biggest net store growth addition this company has ever had. And while we think that is a very good effort, fundamentally it is not enough if you look at the pace at which other people are growing. So the true value that I see in this combination is the fact that we’re going to be able to work together to basically optimize each individual property into what’s the best format to express and connect with that customer base, whether it’s a better Kmart store or it’s a better Sears store or a Kmart store converted to Sears; I think we’ve got the opportunity here to significantly accelerate the ability for Sears to grow its franchise going forward, and really is a very good counter to our best-in-class competition. Do it on a less capital-intensive basis, have more resources available, more certainty of success and, of course, in this day and age, the scale is helping in being a $55 million company who’s going to help the merged company very importantly.

So enough about the past. I would like to now transition to talk about our future together as Sears Holdings. This chart shows you a little bit how we compare from a revenue standpoint. It is done on 2003 financial results to be comparable across the industry. Therefore, our number is a little bit off. The number 55 million (ph) is actually more correct, because we did sell our credit business at the end of last year, and that was worth about $5 billion in revenue. So even with that adjustment as you’ll see in the footnote hopefully, we are the third largest retailer behind Wal-Mart and Home Depot, and we have very good scale within this industry.

In terms of our stores themselves, as you can see, Sears at 871 stores is meaningful, but clearly behind a lot of our big-box competition, particularly in a number of the home products categories and then broad-line merchants as well with Wal-Mart, Target and Kmart. Kmart had about 1500 stores at the end of last year, and then Sears Holdings now on a combined basis will have almost 2400 locations, just second behind Wal-Mart. And I should also note that this just includes our full-line stores. We have about another 1000 or 1300 other specialty retail formats that’s not included on this chart.

The strategic rationale, I think you’ve heard to a large degree from the 3 of us already this morning. It clearly accelerates the execution the pre-existing strategies for both companies. In the case of Kmart, it provides Kmart with the scale, the resources, the brands, to be even more differentiated versus Wal-Mart and Target in the marketplace and be more successful than they would be without — on their own. From a combined company standpoint, it gives us the opportunity to grow our off-mall locations in areas

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Final Transcript

S — Kmart Holding Corporation and Sears, Roebuck and Co. Agree To Merge

that are closer and more convenient to the customer. Obviously, there’s a significant amount of scale advantage here as well.

As Eddie mentioned, there is also a real estate opportunity here. And while this combination is all about growth and planting the right brand and the right marketplace to get the best outcome for the shareholders, we are clearly going to have the ability still to look at alternative ideas around certain assets and monetize some of the non-strategic real estate as appropriate going forward. But I do think fundamentally, certainly from a Sears perspective, the fact that much of the Kmart store base is concentrated in urban and high-density suburban locations, that is really going to give us a very powerful opportunity to grow the brand going forward. Obviously we’ve got some great brands to share with each other. Craftsman, Kenmore, DieHard, Land’s End, from the Sears perspective; and just to name a few from a Kmart perspective, Martha Stewart, Joe Boxer, Jaclyn Smith, and Sesame Street.

In terms of some of the numbers around the synergy rationale, we believe that these are conservatively estimated at about $500 million per year. They come from a variety of sources. I think very importantly, there is a significant revenue synergy in this transaction that we think is worth about $200 of that $500 million profit improvement opportunity. We see that there will be a substantial number of store locations converted to the Sears format, certainly several hundred. We’ve got more work to do to determine the optimal format for each location, but we see several hundred conversion opportunities, and clearly the cross-selling of proprietary brands will help both businesses be more differentiated versus their competition.

Cost savings about the million dollars when to get we think this is conservative. (Correction to prior sentence) Cost savings, about $300 million. Once again, we think this is conservative. As Eddie mentioned, we have about a $40 billion combined cost of goods sold. We certainly see some significant opportunities in merchandise and non-merchandise procurement synergies. On the SG&A side, we’ve got about $12 billion of SG&A, and I think in the areas of supply chain, IT, and administration, we also see some opportunity there.

When mergers like this take place, there is often a lot of concern about headcount, and certainly there will be some headcount changes that come out of this, particularly as we consolidate over time some of the administrative functions. But I think it’s important to say that we’ve got 2 brands that both need to be very well supported going forward. The Kmart brand, an important brand that has its own team in place to basically support the Sears brand as well. We’re really looking to basically give both teams more resources to compete and grow going forward, as opposed to having an overly narrow focus on headcount reductions and things like that.

Savings we expect to be fully realized by the end of the third year. We expect this transaction to be accretive in the first year, excluding some onetime costs, and needless to say, we think we are going to be able to gather a very strong management team here, really picking the best of the best from both cultures. I think it starts at the top with Aylwin, Eddie and I. I think the office of the Chairman and the partnership that we intend to have together is going to set a good tone for the organization about how we want to work together going forward. Out of that, we think we’re going to have lots of good positive cultural change, clearly some discipline investment strategies, and we have a commitment I think in both cultures to operational excellence.

Just a few details around the transaction. The merger agreement was approved yesterday by both Boards of Directors unanimously. It’s subject obviously to shareholder and regulatory approval and some customary closing conditions. We do expect to close it by the end of March next year. We expect to file the merger agreement by the end of the day today. We expect to file our Hart-Scott-Rodino within the next 10 days, and we expect the proxy to be filed with the SEC in the course of the next 3 to 4 weeks. So we are intending on moving this thing forward as quickly as we can in terms of the things that are within our control.

So just a quick sum-up before turning things back over to Bob O’Leary. We think is a fabulous merger, a great combination of 2 very fine companies and brands. Between the two of us, we are going to obviously leverage the strengths of both companies, create a compelling differentiated customer offering with the brands and service offerings that we’ve got. Some very significant value to the shareholders here through the synergies, and needless to say a winning culture we plan to have for the longer-term. So with that, I will turn things over to Bob.

Bob O’Leary - Sears — SVP Public Relations

Thank you, Alan. We will now turn to the Q&A portion of the meeting. We will first take some questions from the room and then go to the phone lines. For those of you in the room, after you are recognized, please wait for the hand mike and then identify yourself before asking your first question. Let’s start over here.

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S — Kmart Holding Corporation and Sears, Roebuck and Co. Agree To Merge

QUESTION AND ANSWER

Tim Craig - DSN Retailing Today — Media

My name is Tim Craig. I’m with DSN Retailing Today. There has been a lot of talk about conversion of stores, presumably Kmart stores to Sears stores, and in Alan’s presentation he used the terms “substantial number of store locations to be converted to Sears nameplate.” Can someone help quantify what exactly that means; how many stores and what timeframe?

Bob O’Leary - Sears — SVP Public Relations

If we could ask you to stand when you ask your question, that will be helpful. Thank you.

Alan Lacy - Sears — Chairman & CEO

I guess I’ll start. We basically, as part of our off-mall growth strategy, felt that we had a two-pronged approach of both organic growth through Sears brand, as well as the possibility to acquire and convert real estate from either Kmart or Wal-Mart as 2 prime examples of what we were able to do early this year. We did have lots of conversations, Eddie and I, back in the Spring about the stores that we ultimate purchased. And while we closed on 50 stores, we saw the potential to convert very profitably a significantly larger number than that. Right now, we’re going to beg off a specific number, other than to say that we see several hundred opportunities. And I think that fundamentally taking a very good piece of real estate where the customer demographics may be now more of a Sears demographic than a Kmart demographic and converting that store into something that connects better with that customer base for the transactional business and so on, we think there’s a very significant opportunity with that.

Scott Frost - HSBC (ph) — Media

Scott Frost, HSBC (ph). Regarding the financing of the transaction, is there a potential for this to be an all-stock transaction? If not, how will the cash portion finance? Two, regarding Sears senior debt ratings for agencies consulted prior to the announcement? And third, Mr. Lampert, what sort of potential synergies do you see with the other holdings, specifically AutoZone?

Edward Lampert - Kmart — Chairman

In terms of the possibility or I think you said the potential of it being an all-stock transaction, it’s a 55 percent stock, 45 percent cash transaction. We expect that the combined cash of the 2 companies will be sufficient to finance the merger, but clearly the financing capability of the combined company is significant as well. And in terms of the final question, in terms of other synergies, I think that the focus right now is in making this work.

Scott Frost - HSBC (ph) — Media

Rating agencies?

Edward Lampert - Kmart — Chairman

Rating agencies were notified, I believe, before the — yes.

Bob Bowdon - Bloomberg Television — Media

Bob Bowdon with Bloomberg Television. You mentioned that Sears stores are more profitable per square foot than Kmart stores. Also, you’d be converting Kmarts to Sears, and you also mentioned having one corporate culture you’re working toward. Does this mean in the long run you expect to eventually have Sears be the brand and Kmart to go away?

Alan Lacy - Sears — Chairman & CEO

I think what I said was the revenues of the Sears stores per square foot are greater. I don’t think I said profit per square foot. That may actually also be the case. I think that one of the things that’s interesting about the transaction that we entered into in the Spring is when we sell stores, whether it’s to Sears or to Home Depot, those stores get closed, they get converted over. And one of the things that we were interested in back in the Spring was can we get access to some of Sears products. (This is Edward Lampert)

Edward Lampert - Kmart — Chairman

The flexibility I think of having the 2 companies together, if it makes sense for an existing location to be a Sears store, if it makes financial sense, that’s what we’re probably going to do. I think that the opportunities are very significant, and I think that, 1, it’s a question of pace; 2, it’s a question of economics. And I think the third is we want to make sure that the uniqueness of each brand is preserved. But I would say there are no preconceived notions as to which store is going to be which. It is going to be on a store-by-store basis.

Bob Bowdon - Bloomberg Television — Media

But just to follow up, you’re not talking about the other direction; you’re not talking about Sears becoming Kmarts, only Kmarts

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Final Transcript

S — Kmart Holding Corporation and Sears, Roebuck and Co. Agree To Merge

becoming Sears. So that might suggest to investors in the financial community that that’s the direction you’re going.

Edward Lampert - Kmart — Chairman

Yes. I mean, I would think that, and Alan may have a different view, but I think that the opportunity for Kmart stores to become Sears is far greater. I don’t really see Kmart going into the mall. So I think that the opportunity set is far greater.

Bob O’Leary - Sears — SVP Public Relations

Gentlemen, we have an awful lot of people who love to hear you on the webcast. If I could ask you to speak up just a little bit, please. Alan, do you want to finish?

Alan Lacy - Sears — Chairman & CEO

If I could just add just slightly to that. In the announcements that we did, really 50 stores that we acquired earlier this year, I think that there’s a number of trade areas where the customer demographic around the Kmart store is probably more our customer, much higher percentage of homeownership, much higher average household income, and the ability to put in particularly our home product categories with appliances, home improvement, consumer electronics, and I would also say the Land’s End brand and the apparel offering and so on. We think that there’s many stores that really the customer demographic is more ours than perhaps Kmart as the markets have evolved over time.

Aylwin Lewis - Kmart — President & CEO

I don’t want our associates to think that Kmart is going to go away. We have flexibility to let customers decide. We’re going to do a ton of experimentation to get the format right for (indiscernible) store for the customers that are around that store. So it’s undetermined what the numbers are going to be, but we have a tremendous opportunity to let the customers decide and that’s what we’re going to experiment in over time. And the deal is structured such that we have the time and the latitude to do that experimentation right.

Craig Johnson - Customer Growth Partners — Media

Craig Johnson, Customer Growth Partners. Alan, you and Ed each mentioned the idea of focusing more tightly on the customer, becoming more customer centric. The question is you’re talking partly about repositioning location-wise in terms of more off-mall. On the merchandise side, are you going to compete more broadly against Wal-Mart, Cosco, which you didn’t mention in your charts, and Target? Or given your strengths, Sears’ strengths in the hardlines plus now Land’s End, and then Kmart’s selective strengths in some of the softlines, whether Jaclyn Smith, Martha Home, etc., are you going to compete broadly full line or against the majors, the other majors, or are you going to focus more specifically from a merchandise point of view?

Alan Lacy - Sears — Chairman & CEO

Well, I think just a couple things. First of all, if we had our perfect world, we would continue to build Sears Grand stores in those trade areas whether neither Sears nor Kmart is today. So as new trade areas open up, we would decide to build a Sears Grand, which is a very substantial store; 180,000 square feet roughly speaking is what we’ve kind of narrowed in on in terms of our prototype there. The Kmart stores are smaller. As a result of that, we have to be more focused and more edited in what we do in these stores. We are still broad line, but I would say largely speaking that our apparel offering is getting most tightened up in these particular stores, because our off-mall customer is typically looking for more of a casual sportswear-like apparel experience, not necessarily looking for a social occasion dress or fine jewelry.

So we think right now, and I should have said probably earlier in my remarks, we Grand opened last Saturday the first of our conversion stores, a Wal-Mart store in Pekin, Illinois, and it laid out wonderfully in terms of us being able to basically present our core businesses very well. And in addition to that, these new transactional businesses like HBA, pantry food, and some of the other things that we’ve added to our assortments to make these stores much more of a regular shopping trip for the customer than their 4 times a year trip to the mall.

Craig Johnson - Customer Growth Partners — Media

In terms of the type of the customer you are marketing against, are you going to market pricing point of view or midmarket, or do you discount specifically against the Targets and the Coscos?

Alan Lacy - Sears — Chairman & CEO

No, we’re the trade-up. We sell better things than Wal-Mart and Target. We’ve got better brands, better service, and we’re the trade-up in a more convenient off-mall location with a better mix of goods that drives more transactions and more frequency.

Bob O’Leary - Sears — SVP Public Relations

I’d like to go to the back of the room.

Brent Felgner - Home Textiles Today — Media

Brent Felgner from Home Textiles Today Re (ph) Business. First question is for Mr. Lampert. I noticed this morning since we began

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Final Transcript

S — Kmart Holding Corporation and Sears, Roebuck and Co. Agree To Merge

here that this certainly seems to be being received well by the investment community. Kmart, Sears stocks are both up substantially. So is Martha. But I’m wondering what makes you believe that beyond doubling the synergies here, you are not just doubling the challenges also; taking 2 admittedly weaker retailers and just increasing the challenges that both of them face in one larger perhaps weaker retailer entity? The second question is very clean; what are the opportunities for cross-merchandising the brand, specifically looking at Martha going into Sears?

Edward Lampert - Kmart — Chairman

You made the sure statement that you’re talking about 2 weaker retailers, and I would say that there is probably unanimity of opinion that that’s the perception of the 2 companies. My perception of Sears is that in terms of the Sears experience, the Sears service, and certainly the Sears products, they’re every bit as good as any of its competition. The problem is they are not where the customers are, and that’s the big opportunity. It is not that the retailer per se is weak, but if you have the greatest store and it’s not near where the customers are, that’s a problem. So I think Sears has a very, very different problem in a sense, or had a different problem than Kmart had. So I think that it’s a pretty substantial opportunity to simply bring Sears experience and the Sears product closer where, by the way, Home Depot, Best Buy, Lowe’s, Target, Wal-Mart, that is where they are building, that’s where they’re growing. We’re there. We know it because they seem to want to open stores near us, meaning Kmart, because we are perceived as a weak competitor.

In effect, Sears in a Kmart box in that same environment ought to do very, very well. So that’s the presumption; we’ve got to make it happen. So I think that is really the answer to the first question. In terms of cross-merchandising, we’re going to try all different types of things, and I think that we have the ability because we have such a large store base to experiment. And we’re going to get some things right and we’re going to get some things wrong. But we’re going to have a flexible culture, and with a flexible culture, we’re going to correct our mistakes quickly and move onto something else.

Brent Felgner - Home Textiles Today — Media

(inaudible question — microphone inaccessible)

Edward Lampert - Kmart — Chairman

Well, Martha is already in Sears Canada, so I think that we have made no specific determinations on produce lines, etc. That’s something that will be evaluated pending the outcome of the merger.

Alan Lacy - Sears — Chairman & CEO

If I could add briefly to it, I’m sorry. To Eddie’s point, and while we clearly have a lot more things that we can do to make our company better than it is today, we’ve done an enormous amount of change in our full-line stores over the last several years, and yet we’ve had difficulty growing the top line. Well, 70 percent of our revenue are basically product categories that, largely speaking, customers shop in an off-mall environment where there’s home appliances, home improvement, consumer electronics, automotive. Those typically are things found more convenient to somebody’s home than one of the other big boxes that have now grown up in the last 30 years more convenient to customers.

So when we took Sears Grand and basically brought it out of the ground in Salt Lake City and we’ve now added these other 3 stores to it, we have been more than delighted with the customer response to these stores. We’ve exceeded our revenue expectations substantially. Customers are shopping the store more frequently. They value the fact that we offer better things than Kmart, Wal-Mart, Target, Home Depot, etc. And I think that we really feel like we’ve got a very viable place off the mall and, in fact, that’s where in many ways it’s more the sweet spot of our franchise, perhaps, than the mall.

Bill Dreher - Deutsche Bank Securities — Analyst

Bill Dreher, Deutsche Bank Equity Research. First question for Mr. Lacy. As a member of the Sears board, could you give us a greater understanding of how you arrived at the valuation for the Sears shares at $50? I’m curious because it’s below the LTM high for the shares. My other question is for Mr. Lampert. Did you work with Vornado or with Steve, Mr. Roth, in going through this deal, and do you have any idea on how he may be interested and they may be interested in voting?

Alan Lacy - Sears — Chairman & CEO

Well, I guess on the valuation question, clearly our stock has moved up quite a bit in the last week or so, based on Vornado that’s acquiring about a 4 percent stake, a lot of the real estate speculation. Before that, though, our stock had been trading pretty much in the mid 30s for much of the year. So we feel that this offer is a very substantial premium to our unaffected price, say 35’ish percent premium to that. We felt it was important from a Sears shareholder perspective to give our shareholders a cash option of some substantial portion, and having 45 percent of the transaction being cash at $50 a share we thought was important given the nature of our shareholder historically. So I think that we’ve got the right kind of blend of the best of both worlds really, in terms of giving our shareholders a choice of whether or not they want obviously a very solid price from a cash standpoint or elect stock, or wind up getting some combination of both.

Bill Dreher - Deutsche Bank Securities — Analyst

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Final Transcript

S — Kmart Holding Corporation and Sears, Roebuck and Co. Agree To Merge

Second part is, did you work with Vornado or with Steve Roth on this deal, and also do you have any idea how they may be interested in voting on this deal?

Edward Lampert - Kmart — Chairman

I think the answer to the first question is we absolutely did not work with Vornado, and we were informed that they had purchased a stake in Sears. We have had no contact with them prior to them buying the stake. We have great respect for both Steve and Mike Fascitelli who run the business, and I think that when they reflect on the nature of this deal, and you basically talked about valuation, the participation, 55 percent in the upside for the shareholders of Sears, has the ability to make this deal worth substantially more than $50 over time. I think they’re very astute. I think that they can be short-term, they could be long-term. They’re going to do what makes economic sense, which is why I think they’ve been so successful over time. And given that I think that they are so astute, I think that they will see the same benefits in this combination that we saw.

Bob O’Leary - Sears — SVP Public Relations

We’re going to go to the phone lines for a few questions now. Could we have the first question, and please identify yourself.

Operator

Patty McKenna with Hotchkis Wiley.

Patty McKenna - Hotchkis Wiley — Analyst

I guess I’m following on a little bit to Bill’s question. There are a lot of numbers floating around in the investment community as to the value of Sears real estate, but not a lot of specific information. To give us a better context for this deal, could you please comment on what your own detailed analysis showed that the market value of Sears real estate holdings might be? And then I have a follow-on.

Alan Lacy - Sears — Chairman & CEO

Well, I can’t, Patty, answer your question as specifically as you’ve asked it. In terms of our valuation of this merger, we looked at it in through all the alternatives and analysis that you would expect. We looked at the value of real estate, we looked at an LDO strategy, we looked at basically going concern value. We looked at the merger value with associated synergies and economics associated with that, and we believe that this is a very fair deal for our shareholders. And the fact that there is a cash election here or a stock election, we think also does a very good job of (indiscernible) the economics of the transaction to shareholders based on what their preference is.

Patty McKenna - Hotchkis Wiley — Analyst

Okay, and the follow-up is with the size of store base that you are talking about and the magnitude of sales, you have this opportunity potentially to monetize a portion of the real estate. Do you see yourselves operating a much smaller, significantly smaller, significantly more profitable retailer, or what is the strategy there?

Alan Lacy - Sears — Chairman & CEO

I think the strategy is to operate a significantly more profitable retailer, and the size of the retailer will be determined based on opportunities. I think that you can see two things going on at the same time. You can see a broader rollout of the Sears Grand, for example. At the same time, we prune the portfolio, whether it is because of leases that run out, whether it is poor locations. I think we have a lot of flexibility to create value, but the clear focus is going to be on creating not just a much more profitable retailer, but using the capital that the retailer generates productively to earn high rates of return. That’s been one of, I think, the frustrations at Sears, is you’ve had to spend a tremendous amount of money remodeling the full-line department stores without being able to get a real great return on that investment. You needed to spend that money simply to stay competitive. In this case, we’re going to have the opportunity on a combined basis to invest that same cash flow and capital in what we believe are going to be very high return opportunities.

Bob O’Leary - Sears — SVP Public Relations

Could we have the next call-in question, please?

Operator

Georges Strachan with Goldman Sachs.

George Strachan - Goldman Sachs — Analyst

Alan or anyone could answer this, I suppose; do you feel that you have the retail talent in place to really achieve this very, very comprehensive vision for the company, which is certainly laudable? Or will you be looking for additional talent to make this happen? Obviously, some very important personalities have come onto the market recently.

Alan Lacy - Sears — Chairman & CEO

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Final Transcript

S — Kmart Holding Corporation and Sears, Roebuck and Co. Agree To Merge

I guess I’ll start from the Sears perspective. We’ve gone through a very significant upgrading of our management team over these last several years, and that has been both through internal promotion of our best talent, as well as basically adding talent from the outside. So roughly speaking within our retail business excluding services and Land’s End and the corporate functions and such. We have about 50 — of our 50 top executives in our retail organization, about 20 of them are new from the outside in the last three years, roughly speaking. So we’ve had a very good blend, I think, of the best of our historical talent combined with some very fresh, new blood.

While we have a little bit more to do, I think that our organizational structure is largely in place. And we have been able to attract some very important talent, particularly in the merchant ranks over this last year or so. So I do think that we’ve got the talent in place. I guess just as a side note, personally this will be my third merger, and I’ve gone through two spinoffs on top of that, and I’ve been bought once. So I’ve gone through, roughly speaking, six events like this. And I have never been more excited about something as I am about this. I think the synergies here, the strategic rationale for both companies are outstanding. And I think that we’ve got the organizational capacity to do it right, and I think in a perfect world, too, we’ve also got — while we need to move fast, we do have a bit of the luxury of time to do this in a very thoughtful, proper well-planned way. So we will pace it at a good pace and the pace that we can execute it well.

Aylwin Lewis - Kmart — President & CEO

Next from a Kmart perspective, our senior team is fairly new, are very energized about this (indiscernible), and I think as we make an assessment of who is going to be on the team where there is gaps, I think we can go out and get the best in the marketplace. So we will take the best of both teams internally, and where there is gaps that we make decisions there are gaps, we’ll go out and get the best talent in the marketplace. I think that’s the real attractiveness of this deal.

Operator

Daniel Barry with Merrill Lynch.

Daniel Barry - Merrill Lynch — Analyst

Actually, I’m following up on George’s call, saying really the same question. Do you plan to hire any consultants to help you with this? And I think this is a very bold move and makes a lot of sense, but execution is still the answer, so any way you could give us some comfort that you can execute, other than just you have a good team?

Edward Lampert - Kmart — Chairman

I guess what I would say is from a Kmart perspective, I mean, our team by and large in the Kmart (indiscernible) are pretty much battle tested. They’ve had to deal with a tremendous amount of uncertainty, and I think that as we’ve made progress over the past couple of years, a certain momentum and a certain energy has really come to the floor. And I think that with Aylwin Lewis coming in and his experience as Yum, in terms of blending different cultures, I think that we have a tremendous opportunity. And I think as Alan said, we can get the best of both. And I think that I can understand that there ought to be skepticism because this is a very significant task we’re undertaking. But we’re pretty good at solving problems, and certainly if we need to bring people in from the outside to help us, we have the resources available to do it. We think we have tremendous resources on the inside, and the proof’s going to be in the pudding, and I think that ultimately you will have to monitor us and measure us against the progress we make.

Operator

Michael Exstein with Credit Suisse First Boston.

Michael Exstein - CSFB — Analyst

Good morning everyone and thank you. Number 1, could you give us a little more insight in the 2-week process leading up to this merger; what was the impetus for it, number 1? And number 2, following up on this issue of execution, there is huge systems and logistics issues, and I’m just wondering how you went about developing your synergies estimates in light of some of those issues that you’re going to have to take on going forward? Thank you.

Alan Lacy - Sears — Chairman & CEO

I guess — Eddie and I have known each other for 4 years now. He’s been an investor in our stock for quite a period of time, and I think through that he’s gotten to know both our opportunities and our challenges very, very well. And when we got together this Spring to talk about, was there a possibility of Sears acquiring some Kmart real estate like Home Depot had done and so on, as a way to basically accelerate our off-mall growth strategy, I think we saw in those conversations the fact that there was the potential to do this on a large scale. We ultimately settled on 50 stores. We thought that was the right number, both in terms of our ability to execute well, as well as financially, and to get something under our belt.

And I think from my perspective as these last 6 months, roughly speaking, have gone by, the reinforcements that we’ve got from the success of our off-mall endeavor so far with the Sears Grand stores coupled with, I would say, just the simplicity and the ease of the

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Final Transcript

S — Kmart Holding Corporation and Sears, Roebuck and Co. Agree To Merge

conversion process that we’ve had with the stores that we’re beginning to take possession of now, just further solidified my sense that off-mall clearly is where we need to be moving very aggressively, and that doing something like this with Kmart is probably a very good thing for Sears and ultimately for Kmart.

Bob O’Leary - Sears — SVP Public Relations

Let’s come back into the room. Over here.

Gary Balter - UBS — Analyst

Gary Balter from UBS. Congratulations, Eddie and Alan. Two questions. One is, Alan, when you bought the Kmart stores, you mentioned that there’s about a 200 million cost or about 4 million per store. What do you envision the cost now of converting the Kmarts to carry the Sears products or to convert them completely?

Alan Lacy - Sears — Chairman & CEO

I think we’ll be able to do it less expensively than that. Our first takeover was this Wal-Mart store in Pekin, Illinois that I referred to a few minutes ago. And literally in 75 days and for $3 million, we have a very fine Sears store that is off to a great start in admittedly a small market, but it is doing very, very well within that market. And I think because it was the first one out of the box, $3 million was probably not as efficiently spent or as effectively spent as it should be. We are learning in terms of what elements of the store the customer values, what they don’t value. So I think we’re going to be able to tune this to a lower number. I don’t know that I — for the moment, I would say 3 million is a good placeholder. Is it 2; it might be in some stores. I think largely speaking, it also depends on the condition of the store that we’re taking over. And in some cases, we can do it with nominal capital, and others we need to do more renovation and other basic infrastructure changes.

Gary Balter - UBS — Analyst

Second question is, you had a chance to look at all the Kmart real estate in deciding which stores to buy. How many in your mind fit the demographics for a Sears customer?

Alan Lacy - Sears — Chairman & CEO

I’m not prepared to answer that question today. I would say of the 50 that we bought, I would say roughly speaking 15 clearly fit the demographic. There’s probably another 15 where you’ve got just such a high-density suburban or urban area that you’ve got just a massive trade area. And then we also have within the Kmart stores a very good Hispanic concentration in Puerto Rico, Southern California, and some of the other sunbelt states.

Bob O’Leary - Sears — SVP Public Relations

Let’s go back in the back corner.

Trish Reagan - CBS Marketwatch — Media

Trish Reagan, CBS Marketwatch. Do you anticipate closing any of the stores? Because the real estate is valuable, would you anticipate closing them and maybe selling the real estate?

Edward Lampert - Kmart — Chairman

Well, I think that there’s obviously been a lot of speculation originally around Kmart and recently around Sears with regards to the real estate, and I think in some of my prepared remarks. I would say that to sort of clear the record a little bit, when the company was going through bankruptcy, our view was we would like to keep as many stores open as possible, even stores that might have been or appeared to be marginal. Clearly, the Company needed to close the stores that were unprofitable or didn’t have the right lease terms. But I think the first goal, whether it is retail broadly or in individual stores, can you develop a plan to make that store worth more than its underlying real estate. If you can do that, you can continue to operate it. If despite the best attempts, you can’t come up with a plan to make that store worth more than its real estate value, you potentially look to monetize the real estate.

And so I think that there is a prospect over time that we are going to close stores as all retailers do, as well as the prospect that we will be opening stores. And I think that where at Kmart there was no store openings on the horizon, we were really focused on fixing the business and we made a lot of progress, Sears was beginning to roll out the Sears Grand strategy. And I think as that (indiscernible) started to come in, I think that the Sears management and board felt better and better that it was a real point of differentiation and a real growth vehicle for them. So I think that net-net, I think we will probably end up over time opening more stores than we close, but obviously if we don’t operate the stores well, it might be the other way around.

Alan Lacy - Sears — Chairman & CEO

If I could just add something quickly, I think every time I talk about the attractiveness of off-mall for Sears, people think that we don’t like our mall stores. We like our mall stores. We’re in 870 of the best malls in America. Our store base is profitable, but clearly we can probably find ways over time to express ourselves better in certain trade areas by moving to an off-mall location. But I think broadly speaking of our current store portfolio as we have more stores open under the Sears banner, yes, we might be more inclined to maybe take out a few of the underperformers or convert them to something else. But I think fundamentally, we like our store base

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Final Transcript

S — Kmart Holding Corporation and Sears, Roebuck and Co. Agree To Merge

and we’re looking at this to be very much an incremental opportunity for us.

Bob O’Leary - Sears — SVP Public Relations

Over here?

Christine Augustine - Bear Stearns — Analyst

Christine Augstine, Bear Stearns. In terms of the closing date end of March ‘05, are you being conservative there, given how fast you’ve moved forward already, or are you expecting antitrust type issues or any type of SEC reviews? That’s my first question. Second, will the new Sears Holdings continue to pay a dividend? And third, do you expect to be able to use any of your NOLs to offset gains from real estate sales at Sears? Thank you.

Alan Lacy - Sears — Chairman & CEO

I think in terms of the timeline, that is the timeline that we were given by our advisors. We think that it can be done quicker than that if the reviews go quickly, but that is sort of out of our control. In terms of the NOLs, I think the NOLs are available. I think that we’ve described the limitations on the NOLs in our SEC filings. So I think that there are some use of the NOLs and some limitations on the NOLs.

What was the third part?

Christine Augustine - Bear Stearns — Analyst

Just will Sears Holdings continue to pay a dividend?

Alan Lacy - Sears — Chairman & CEO

I think that’s something that is going to be determined by the new Board. I think that the initial expectation would be that it wouldn’t, but —.

Christine Augustine - Bear Stearns — Analyst

I’m sorry, I didn’t hear your answer. Would not or would?

Alan Lacy - Sears — Chairman & CEO

I don’t believe that it would, but it is subject to the new Board making a decision. So I don’t think that has been decided yet.

Christine Augustine - Bear Stearns — Analyst

Thank you.

Bob O’Leary - Sears — SVP Public Relations

Over here?

Tom O’Neill - Barclays Capital — Analyst

Tom O’Neill, Barclays Capital. Sort of along those lines, in terms of your free cash flow, especially since there could be some real estate sales and some synergies from the integration, do you see the balance then in terms of free cash flow generation going towards Sears growth, going towards CapEx to sort of implement your strategy? Or in terms of share purchases, can we expect those in terms of a use of free cash flow during that integration process?

Secondly, in terms of your leverage levels, you are certainly starting out of the gate here with a fairly low leverage position. Are you comfortable with that, or are you comfortable with potentially increasing leverage in order to facilitate your growth?

Edward Lampert - Kmart — Chairman

I would say that in terms of capital allocation, I mean that is something that I think that this company will do very, very well. It is great to have internal opportunities where you could actually take the free cash flow and invest it in the business. We have a very significant opportunity, whether it is converting the Kmart stores to Sears, whether it is converting the Kmart stores to a better version of a Kmart store. But we are going to have very strict return on capital requirements, and we’re going to want to allocate the capital to where the best — where it is best used. And if the best use is to repurchase shares, we’re going to look at that. If it is to build new stores, we’re going to look at that.

I think it is important that at least through the transition period, we have a very, very strong balance sheet. And I think that Kmart went through a period where it had a weak balance sheet, and we basically built up sort of undeniable financial strength. I think once Sears sold the credit card business, its balance sheet was very, very significantly strengthened. And I think on a combined basis, you look at the combined cash flow, we feel obviously very comfortable with where we’re coming out of the box. But I do think that at different stages of opportunity, you have different capital structures, and it is something that I think we will critically review on an ongoing basis.

Bob O’Leary - Sears — SVP Public Relations

We will take a question on the phone.

Operator

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Final Transcript

S — Kmart Holding Corporation and Sears, Roebuck and Co. Agree To Merge

Wayne Hood with Prudential.

Wayne Hood - Prudential — Analyst

Alan, the question goes to you. Is there any change of control covenants on the debt that would trigger early repayment that might absorb some of that cash that’s on the balance sheet now that might be used in the transaction? Also, is there any change of control on the real estate that might create some issues for you as you transition? Thank you.

Alan Lacy - Sears — Chairman & CEO

Wayne, I think if there are, I think they’re just totally incidental. So I think the answer basically is no on both regards; there’s no change in control events here that might be eliminated in some fashion.

Wayne Hood - Prudential — Analyst

Thank you.

Richard Perry - Perry Capital — Analyst

Richard Perry from Perry Capital. Since 1992, we were a very big shareholder in Sears, and recently we’ve become a very big shareholder in Kmart, and I congratulate you. I can’t imagine a better combination than your stores getting together, and I love what you’re talking about in terms of how you would do it. Maybe it would be interesting visually if you could talk for a second about what a new prototype store will look like, one of these combinations of either a new Sears or a combined new Sears/Kmart, what one might see if one walked in the door 6 months from today; what type of brands and the excitement that would be available?

Alan Lacy - Sears — Chairman & CEO

I think that in many ways, we’ve got that right now. I think on a big scale, a Sears Grand store is our best expression of Sears off-mall. The Wal-Mart store we’ve just recently opened up in Illinois is the first out of the gate of these 56 Kmart and Wal-Mart conversions that are planned over the next 6 to 9 months right now. And I think that with this combination, we do have the opportunity to even further differentiate our brand offering in our stores. So there’s clearly some Kmart brands that we would view as being very appropriate to add into our assortment names today, but we feel like there are some things that we could do there.

I think also the Kmart organization has far better skills in certain merchandise categories than we have. We now have 4 stores up and running with consumables and health and beauty aids, and we’re trying to figure out how to run a pharmacy operation. And Kmart has a very long-standing strength skill set scale in those categories. So there are certain — leaving the brands aside, there are certain categories where they’ve got more expertise than we’ve got. We have certain categories where we have more expertise than they have. So we will figure out the way to get the best of both into the combined company.

Bob O’Leary - Sears — SVP Public Relations

Ladies and gentlemen, we’ve reached the end of our time limit, unfortunately. I really greatly appreciate your all being here to join us today. We will have a photo session right in front here right now, and I thank you very much for coming.

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